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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 13 January 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	13 January 2004
Number	01/04

BHP BILLITON ANNOUNCES

OIL DISCOVERY AT PUMA WELL IN DEEPWATER GULF OF MEXICO

BHP Billiton today announced that it had completed drilling the Puma-1 exploration in the deepwater Gulf of Mexico.

The well encountered approximately 500 feet of net oil pay in Miocene sandstones, and two subsequent sidetrack bores also encountered oil in reservoir intervals of a similar age.

Steve Bell, President, Exploration and Business Development said today: "The drilling result is encouraging, however, the well was drilled in a structurally complex subsurface area and in a zone where seismic imaging data is of only moderate quality. Further seismic reprocessing and appraisal drilling will be necessary to evaluate the size and significance of the discovery".

Drilling on Puma-1 began on August 14 2003 on Block GC 823 in the Western Atwater Foldbelt using the BP-operated Ocean Confidence drillship. The well is located 140 miles from the Louisiana coast and eight miles from the company's Mad Dog development. The well was drilled to a total measured depth of 19,034 feet in a water depth of 4130 feet. Technical data was taken from the straight hole and sidetrack bores.

BHP Billiton has a 33.34% interest in Puma with BP (operator) 51.66% and Unocal 15%.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 13 January 2004